November 21, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

    Re:   One Million Net International, Inc.
          Form 10-12(g)/A
          Filed with the Securities and Exchange Commission on November 20, 2006 Request for Withdrawal

Ladies and Gentlemen:

In connection with the Form 10-12(g)/A filed on November 21, 2006, One Million Net International, Inc. (the "Company") hereby applies for the withdrawal of this document due to the incorrect classification of this form.

Concurrently with this withdrawal request, the Company is filing its Amended Form 10SB-12(g) under the appropriate classification.

Accordingly, the Company respectfully request that the Commission grant an order for the withdrawal of the Form 10-12G/A and declare the withdrawal effective as soon as possible.

Should you have any comments please contact the Company's legal counsel, Richard
I. Anslow at (732) 409-1212.

Very truly yours,

ONE MILLION NET INTERNATIONAL, INC.


By: /s/ Lord Dr. Masaaki Ikawa
    ------------------------------------
    Lord Dr. Masaaki Ikawa
    Title: President/Director